

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 7, 2011

David E. Snyder
Chief Financial Officer
KBS Real Estate Investment Trust, Inc.
620 Newport Center Drive
Suite 1300
Newport Beach, CA 92660

      Re: KBS Real Estate Investment Trust, Inc.
                Form 10-K for Fiscal Year Ended
                December 31, 2009
                Filed March 23, 2010
                Form 10-Q for Quarterly Period Ended
                September 30, 2010
                Filed November 10, 2010
                File No. 000-52606

Dear Mr. Snyder:

        We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      Kevin Woody
                      Branch Chief